SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
February 8, 2005


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

685,364

8. SHARED VOTING POWER

30,344

9. SOLE DISPOSITIVE POWER

2,134,496_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,134,496

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.36%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.2 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The reporting person has submitted the letters in Exhibits A and B to the issuer and to the SEC respectively.


Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A. Letter to Board of Directors.
Exhibit B. Letter to the SEC

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/8/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

Exhibit A.

 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   February 8, 2005

Bruce A. Rosenblum, Corporate Secretary
The Board of Directors
The New Germany Fund, Inc.
345 Park Avenue
New York, NY 10154

Dear Mr. Rosenblum and Board Members:

We received your letter dated January 28, 2005 in which you refused to waive or eliminate the Fund's qualifications for director. Ironically, it was delivered to us on January 31, 2005, the day the press was filled with inspiring accounts of the previous day's Iraqi election in which voters turned out in large numbers despite threats of terrorist violence. Perhaps this display of democracy in action will persuade the board to reconsider and allow shareholders of the Fund a similar opportunity to freely determine the destiny of their Fund. Do the directors really want to be branded as opponents of democracy who, like Sadaam Hussein, can only be "elected" in a sham election?
How would it look to the brave Iraqi voters if we ceased our efforts to mount an election campaign at the Fund's annual meeting just because the board makes the self-serving assertion that its preclusive qualifications bylaw is "in the best interest of the Fund?" To the contrary, a free election is always in the best interest of the Fund and its shareholders, no matter what assurances your lawyers give you that the directors can manipulate the election machinery to their own advantage, and it is clearly not in the best interest of the Fund for the directors to prevent virtually every public shareholder of the Fund from serving as a director. You give no indication in your letter that the directors' desire to impede a proxy challenge was a factor in their decision but it would be incredible if it was not after shareholders overwhelmingly repudiated the board's recommendation against open-ending by a 61-39 margin.
In any event, we will proceed on the basis that the primary purpose of the Fund's qualifications bylaw is to impede a shareholder vote on the election of directors and that under the circumstances, any attempt to enforce it would be an illegal breach of the board's fiduciary duty to the Fund. Therefore, assuming there will be four directors elected, we hereby give notice pursuant to the bylaws of the Fund that we intend to have our representative appear in person or by proxy at the Fund's 2005 annual meeting to (1) nominate the persons listed below for election as directors, none of whom meets the illegal preclusive and inequitable qualifications set forth in Section 3 of Article II of the Fund's bylaws, and (2) propose that shareholders of the Fund be afforded an opportunity to realize net asset value for their shares as soon as practicable. We intend to solicit proxies from other stockholders and to seek reimbursement from the Fund for our solicitation expenses.

All pertinent information about each nominee is provided below.

Gerald Hellerman (67), 10965 Eight Bells Lane, Columbia, MD 21044 Principal of Hellerman Associates, a financial and corporate consulting firm since 1993 ; director of The Mexico Equity and Income Fund; director and President of Innovative Clinical Solutions, Ltd., director of Frank's Nursery & Crafts, director of MVC Capital; director of Brantley Capital Corporation. Mr. Hellerman is presently serving as Manager-Investment Advisor for a U.S. Department of Justice Settlement Trust. Mr. Hellerman has served as a Trustee or Director of Third Avenue Value Trust, a Trustee of Third Avenue Variable Series Trust, and a Director of Clemente Strategic Value Fund.

Phillip Goldstein (60), 60 Heritage Drive, Pleasantville, NY
10570
Investment advisor to Opportunity Partners L.P., an activist-oriented private investment fund, and other clients since 1992. Mr. Goldstein has been a director of Brantley Capital Corporation since 2002 and of The Mexico Equity and Income Fund since 1999.

Andrew Dakos (38), 43 Waterford Drive, Montville, NJ 07045
Mr. Dakos has been President of Elmhurst Capital, Inc., an investment advisory firm, since 2000. Mr. Dakos has also been a Managing Member of the general partner of Full Value Partners L.P., an investment partnership, since 2001. In addition, Mr. Dakos is President & CEO of UVitec Printing Ink Inc., a manufacturing firm. Mr. Dakos also currently serves as Director and Chairman of the Audit Committee of The Mexico Equity and Income Fund Inc., a publicly traded company.

Rajeev Das (36), 68 Lafayette Avenue, Dumont, NJ 07628
Mr. Das has been an analyst at Kimball and Winthrop Inc. the General Partner of Opportunity Partners L.P. an activist-oriented private investment fund since 1997 and since September 2004 Mr. Das has served as portfolio manager of Opportunity Income Plus L.P. a private investment fund. Mr. Das is currently a director of the Mexico Equity and Income Fund and a member of its Audit Committee. Mr. Das holds the CFA designation.

Neither Mr. Hellerman nor Mr. Dakos owns any shares. Mr. Das beneficially owns 400 shares. I beneficially own 30,344 shares jointly with my wife and 1,511 in an IRA account. Opportunity Partners owns of record one share and 685,363 shares in street name. A representative of Opportunity Partners will appear in person or by proxy at the annual meeting to nominate the above
persons.   I have voting and/or disposal authority for an
additional 1,417,278 shares that are beneficially owned by my clients (excluding Opportunity Partners). There are no definitive arrangements or understandings between any of our nominees and Opportunity Partners or its affiliates. The required consents of each nominee are enclosed.



Please advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency.

                                        Very truly yours,


                                   Phillip Goldstein
                                   Portfolio Manager



                            Exhibit B

 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   February 7, 2005

Martin Kimel
Senior Counsel
Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

                                        The New Germany Fund,
Inc. (the "Fund")

Dear Mr. Kimel:

This is in response to your letter dated January 21, 2005 in which you requested further information about my purchases of the Fund's shares.

As I stated in my previous letter, (1) the 7.13% interest in the Fund set forth in the schedule 13D filed on October 30, 2004 represents the aggregate number of shares beneficially owned by clients for whom I have discretionary and/or voting authority and
(2) neither Opportunity Partners nor any other company that I control or advise has acquired more than 3% of the Fund's outstanding shares.

Between October 30, 2004 and January 6, 2005, none of the aforementioned shares were sold and my beneficial ownership of the Fund's shares increased via additional purchases as reflected in an amended schedule 13D filed on January 11, 2005. That filing indicates that as of January 6, 2005 I beneficially owned a total of 2,134,496 shares or 8.36% of the Fund's 25,522,725 shares outstanding as of June 30, 2004 (based on the Fund's semi-annual report filed on September 9, 2004). Below is a list of the number of shares that are owned directly by private funds that I control or advise and that are included in the 2,134,496 share total. I do not control or advise any investment companies that own shares of the Fund and none of the entities listed below owns any shares indirectly.

Opportunity Partners L.P.               685,364 shares
Full Value Partners L.P.                741,849 shares
Calapasas Investment Partnership        228,908 shares
Steady Gain Partners                    144,489 shares
Mercury Partners                        216,634 shares

As you can see, no private fund I control or advise owns more than 3% (765,682 shares) of the Fund's outstanding shares. I hope this information is adequate to allay your concerns. However, please do not hesitate to call me if you need any additional information.

Since you are investigating complaints about possible violations of the Investment Company Act of 1940 (the "Act"), I would like you to determine whether one of the Fund's bylaws violates of section 16(a) of the Act and to advise me of your finding. The bylaw in question was adopted by the Fund's board of directors without shareholder approval and purports to establish onerous qualifications for any nominee for director who is not an incumbent director or an officer of the Fund's investment adviser. In relevant part, it reads:

     Qualifications. Directors need not be stockholders. Each Director shall hold office until the earlier of: (a) the expiration of his term and his or her successor shall have been elected and qualifies, (b) his or her death, (c) his or her resignation, (d) December 31 of the year in which he or she shall have reached 70 years of age, or (e) his or her removal; provided that clause (d) shall not apply to any person who was a Director on October 15, 1999 or to any person who the Nominating Committee (or in the absence of such a Committee, the Board of Directors) determines to except from that clause on the basis that the person's prior public or government service or other broad-based activities in the business community make it essential that the Corporation continue to receive the benefit of the person's services as a Director. The determination described in the previous sentence shall be made on or before July 31 of the year in which the Director in question reaches the age specified in clause (d). To be eligible for nomination as a director a person must, at the time of such person's nomination, have Relevant Experience and Country Knowledge (as defined below) and must not have any Conflict of Interest (as defined below). Whether a proposed nominee satisfies the foregoing qualifications shall be determined by the Nominating Committee or, in the absence of such a Committee, by the Board of Directors, each in its sole discretion.
     "Relevant Experience and Country Knowledge" means experience in business, investment, economic or political matters of Germany or the United States through service for 10 of the past 20 years (except where a shorter period is noted) in one or more of the following principal occupations:
     (1) senior executive officer or partner of a financial or industrial business headquartered in Germany that has annual revenues of at least the equivalent of US $500 million,
     (2) senior executive officer or partner of a financial or industrial business headquartered in the United States that has annual revenues of at least the equivalent of US $500 million and whose management responsibilities include supervision of European business operations,
     (3) director (or the equivalent) for 5 of the past 10 years of one or more investment businesses or vehicles (including this Corporation) a principal focus of which is investment in Germany and that have at least the equivalent of US $250 million in combined total assets of their own,
     (4) senior executive officer or partner of an investment management business having at least the equivalent of US $500 million in securities of German companies or securities principally traded in Germany under discretionary management for others,
     (5) senior executive officer or partner of a business consulting, accounting or law firm having at least 100 professionals and (b) whose principal responsibility involves or involved providing services involving European matters for financial or industrial businesses, investment businesses or vehicles or investment management businesses as described in (1) - (4) above,
     (6) senior official (including ambassador or minister) in the national government, a government agency or the central bank of Germany or the United States, in a major supranational agency or organization of which Germany or the United States is a member, or in a leading international trade organization relating to Germany or the United States, in each case in the area of finance, economics, trade or foreign relations, or
     (7) current director or senior officer (without regard to years of service) of an investment manager or adviser of the Corporation, or of any entity controlling or under common control with an investment manager or adviser of the Corporation.
The effect of this bylaw is to preclude virtually every public shareholder, or for that matter, virtually anyone in the United States except the incumbent directors themselves from being elected a director. (To confirm this, why don't you send an email to everyone at the SEC to see if anyone qualifies or knows anyone that qualifies?) Section 1(b) of the Act requires that every provision of the Act be interpreted so as to prevent investment companies from being operated in the interest of directors rather than shareholders. Using that interpretive guideline, it is impossible to reconcile section 16(a) with the Fund's qualifications bylaw. As in any democratic election, the question of qualifications for director is to be determined by the electorate, i.e., the shareholders, not the incumbent directors. Otherwise, section 16(a) would be meaningless.
It is indisputable that the qualifications bylaw benefits the directors at the expense of shareholders by denying the latter the opportunity to nominate and elect directors of their choice. Moreover, courts have invariably found that the right to elect directors is not only the right to vote for a candidate that management has selected, but the right to nominate and vote for directors of the shareholders' choosing. In Durkin v. The National Bank of Olyphant, 772 F.2d 55, 59 (3rd Cir. 1985), the Third Circuit Court eloquently expressed this principle:
     The unadorned right to cast a ballot in a contest for office, a vehicle for participatory decision making and the exercise of choice, is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes the range of the choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed candidate selection process thus renders the former an empty exercise. This is as true in the corporate suffrage context as it is in civic elections, where federal law recognizes that access to the candidate selection process is a component of constitutionally-mandated voting rights.
The Delaware Chancery Court in Linton v. Everett, 1997 WL 441189, at 9 (Del. Ch. 1997) affirmed that principle, noting "[t]he right of shareholders to participate in the voting process includes the right to nominate an opposing slate. See also Hubbard v. Hollywood Park Realty Enterprises, 1991 WL 3151, at 11 (Del. Ch.
1991) (recognizing the fundamental right of shareholders to vote for and nominate candidates for the board of directors). Given the fundamental nature of shareholders' right to nominate and vote for directors, the Court concludes that the directors' decision to preclude plaintiff's nominees was unfair as they acted in the absence of any valid authority and thereby thwarted plaintiff's exercise of his rights as a shareholder."
The standard for a fair corporate election was set forth in Aprahamian v. HBO & Co., 531 A.2d 1204, 1206-07 (Del. Ch. 1987):
     The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.
Plainly, the Fund's qualifications bylaw is inconsistent with a fair election. If it is not challenged, it will effectively preclude the possibility that the Fund's shareholders can elect directors in any meaningful sense. If it is challenged by a shareholder via a lawsuit, I am confident that a court would invalidate it. However, that is an expensive proposition and the costs would probably be ultimately borne by the Fund's stockholders. Since the Commission is charged with enforcing the Act and protecting stockholders, I urge it act now so that they are spared the unnecessary costs of litigation. In my opinion, the failure by the Commission to take prompt action to enforce section 16(a) under these circumstances would be a shameful abdication of its responsibility to insure that the election of the Fund's directors is more than "an empty exercise."
Thank you for your prompt attention to this important matter.

                              Very truly yours,


                              Phillip Goldstein
                              President
                              Kimball & Winthrop, Inc.
                              General Partner